Exhibit 12

Nucor Corporation

2017 Form 10-K

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2013	2014	2015	2016	2017
	(In thousands, except ratios)
Earnings

Earnings before income taxes and noncontrolling interests	$808,568	$1,147,288	$241,866	$1,298,659	$1,749,957

Plus: (earnings)/losses from equity investments	(9,297)	(13,505)	(5,329)	(38,757)	(41,661)

Plus: fixed charges (includes interest expense and amortization of bond issuance costs and settled swaps and estimated interest on rent expense)	164,128	178,240	178,941	186,437	190,889

Plus: amortization of capitalized interest	3,064	4,166	4,062	3,715	4,208

Plus: distributed income of equity investees	8,708	53,738	15,132	40,602	49,295

Less: interest capitalized	(10,913)	(2,946)	(311)	(3,940)	(1,590)

Less: pre-tax earnings in noncontrolling interests in subsidiaries that have not incurred fixed charges	(94,330)	(99,227)	(112,306)	(104,145)	(61,883)

Total earnings before fixed charges	$869,928	$1,267,754	$322,055	$1,382,571	$1,889,215

Fixed charges
Interest cost and amortization of bond issuance and settled swaps	$162,899	$177,088	$177,855	$185,119	$188,872

Estimated interest on rent expense	1,229	1,152	1,086	1,318	2,017

Total fixed charges	$164,128	$178,240	$178,941	$186,437	$190,889

Ratio of earnings to fixed charges	5.30	7.11	1.80	7.42	9.90